Exhibit 1.04

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Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games Hits Record Average Daily Revenue in China

Beijing, April 1, 2008 — CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA), and pioneer of the “free-to-play, pay-for-merchandise” model for online games in China, today announced that during the last 10 days of March the company posted record average daily revenue. The record covers the period starting last July when CDC acquired Optic and began to aggressively diversify its games portfolio. Average daily revenue for the company’s games in China, based on preliminary results, was approximately USD $153,000 for the ten days ending March 31.

These results compare favorably to prior periods. Average daily revenue during the first three weeks of March 2008 was approximately USD $118,000, during January and February of 2008 approximately USD $86,000, and in 4Q 2007 approximately USD $86,000.

“We attribute this resurgence to CDC Games’ strong execution in support of Yulgang and the emergence of Special Force as a mega-hit in China. We believe we have a solid foundation upon which to build throughout the rest of the year,” stated John Huen, COO of CDC Games. “Our diverse portfolio of games relative to a year ago provides, in our view, more consistency for our business. We intend to continue to fortify our position in the online games markets, through content updates, regional expansion in China and globally, and efficient distribution.”

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 136 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. Launched in July 2007, Special Force has consistently ranked in the Top 10 downloaded games in China and becoming the top revenue producer for CDC Games. Currently, CDC Games offers six popular MMO online games in China that include: Special Force, Yulgang, Shaiya, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. Through its CDC Games International (CGI) subsidiary, the company launched Minna de Battle in Japan in December 2007. In February 2008, CDC Games USA launched the www.12FootTall.com portal to showcase online games in North America, sell virtual merchandise and promote collaboration among players. Also in February 2008, CGI launched Lunia, its first game in North America, further strengthening its position as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our belief regarding our foundation for future success throughout the year, our beliefs regarding the consistency of our business, our beliefs regarding our ability to continue to fortify our position in the online games markets, through content updates, regional expansion in China and globally, and efficient distribution, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities; (b) the ability to successfully develop, license and market first person shooter and other games; (c) the future growth of the online games industry in the China market and other markets throughout the world; (d) the possibility of launch and development delays; (e) the development of competing products and technology; (f) the continued popularity and player acceptance of Yulgang, Special Force and our other games; and (g) the continuation of our contractual and other partners to perform their obligations under agreements with us. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.